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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                  SCHEDULE TO
                                 Rule 14d-100

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. )*

                      Specialty Equipment Companies, Inc.
                      (Name of Subject Company (Issuer))
                        United Technologies Corporation

                                      and

                            Solar Acquisition Corp.
                     (Names of Filing Persons (Offerors))

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   847497203
                     (CUSIP Number of Class of Securities)

                           William H. Trachsel, Esq.
             Senior Vice President, General Counsel and Secretary
                        United Technologies Corporation
                              One Financial Plaza
                              Hartford, CT 06101
                                (860) 728-7000

                                  Copies to:
                          Christopher E. Austin, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                               One Liberty Plaza
                           New York, New York 10006
                                (212) 225-2000
                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

           Transaction Valuation*  Amount of Filing Fee
               $595,234,553.50           $119,047
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*  The Transaction Value was calculated by multiplying $30.50, the per share tender offer price, by 19,515,887, the total number of outstanding shares sought in the offer. The filing fee, calculated in accordance with Rule 0-11, is 1/50th of one percent of the aggregate Transaction Value.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: ___________________ Filing Party: _____________________________
   Form or Registration No.: _________________ Date Filed: _______________________________

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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  This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by
Solar Acquisition Corp., a Delaware corporation ("Solar") and a wholly owned subsidiary of United Technologies Corporation, a Delaware corporation ("UTC"). This Schedule TO relates to the offer by Solar to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Specialty Equipment Companies, Inc. (the "Company"), at a purchase price of $30.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of October 13, 2000, among UTC, Solar and the Company and the Stockholder Agreement, dated as of October 13, 2000, among UTC, Solar and certain stockholders of the Company, copies of which are attached as Exhibits (d)(1) and (d)(2) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 10. Financial Statements.

  Not applicable.

Item 12. Exhibits.

   (a)(1)(A)  Offer to Purchase, dated as of October 23, 2000

   (a)(1)(B)  Form of Letter of Transmittal

   (a)(1)(C)  Form of Notice of Guaranteed Delivery

   (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

   (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

   (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

   (a)(1)(G) Text of Press Release issued by UTC on October 16, 2000 (incorporated by reference to the Schedule TO-C filed by UTC and Solar on October 16, 2000)

   (a)(1)(H) Summary Advertisement as published in the Wall Street Journal on October 23, 2000

   (b)        Not applicable

   (d)(1) Agreement and Plan of Merger, dated as of October 13, 2000, among the Company, UTC and Solar

   (d)(2) Stockholder Agreement, dated as of October 13, 2000, among UTC, Solar and certain stockholders of the Company

   (d)(3) Confidentiality and Standstill Agreement, dated as of August 14, 2000, between UTC and the Company

   (g)        Not applicable

   (h)        Not applicable

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2000


                                          UNITED TECHNOLOGIES CORPORATION

                                             /s/ Ari Bousbib
                                          By: _________________________________
                                             Name: Ari Bousbib
                                             Title: Vice President

                                          SOLAR ACQUISITION CORP.

                                             /s/ Ari Bousbib
                                          By: _________________________________
                                             Name: Ari Bousbib
                                             Title: President

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                               INDEX TO EXHIBITS

  Exhibit
  Number                              Description
  -------                             -----------

 (a)(1)(A) Offer to Purchase, dated as of October 23, 2000
 (a)(1)(B) Form of Letter of Transmittal
 (a)(1)(C) Form of Notice of Guaranteed Delivery
 (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees
 (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9

 (a)(1)(G) Text of Press Release issued by UTC on October 16, 2000
           (incorporated by reference to the Schedule TO-C filed by UTC and Solar on October 16, 2000)
 (a)(1)(H) Summary Advertisement as published in the Wall Street Journal on
           October 23, 2000
 (d)(1) Agreement and Plan of Merger, dated as of October 13, 2000, among the Company, UTC and Solar
 (d)(2)    Stockholder Agreement, dated as of October 13, 2000, among UTC,
           Solar and certain stockholders of the Company
 (d)(3)    Confidentiality and Standstill Agreement, dated as of August 14,
           2000, between UTC and the Company


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